SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   November 4, 2004

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	IRS Employer Identification Number
1-40	Pacific Enterprises (A California Corporation) 101 Ash Street San Diego, California 92101 (619) 696-2000	94-0743670
1-1402	Southern California Gas Company (A California Corporation) 555 West Fifth Street Los Angeles, California 90013 (213) 244-1200	95-1240705

(Former name or former address, if changed since last report.)

FORM 8-K

Item 2.02 Results of Operations and Financial Condition

On November 4, 2004, Sempra Energy, of which Pacific Enterprises and Southern California Gas Company are consolidated subsidiaries, issued its earnings press release for the quarter ended September 30, 2004. The Sempra Energy financial information contained in the press release includes, on a consolidated basis, information regarding the results of operations and financial condition of Pacific Enterprises and Southern California Gas Company. A copy of the press release is attached as Exhibit 99.1. The information furnished in this Item 12 and in Exhibit 99.1 shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference in any filing of Sempra Energy, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

   (c) Exhibits

   99.1   November 4, 2004 Sempra Energy News Release (including tables)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pacific Enterprises

Date: November 4, 2004   By: /s/ F. H. Ault

                                          F. H. Ault
                                          Sr. Vice President and Controller

Southern California Gas Company

Date: November 4, 2004   By: /s/ S.D. Davis

                                          S.D. Davis
                                          Sr. Vice President-External Relations
                                          and Chief Financial Officer